             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25
                                                               SEC FILE NUMBER
                       NOTIFICATION OF LATE FILING                 0-28154

                                FORM 10-K                       CUSIP NUMBER
                                                                   651053
                   For Period Ended: December 31, 1997

[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

PART I - REGISTRANT INFORMATION

                        NEWCARE HEALTH CORPORATION
                        --------------------------
                          Full Name of Registrant

                              Not Applicable
                         -------------------------
                         Former Name if Applicable

                            3600 Oak Manor Lane
         --------------------------------------------------------
         Address of Principal Executive Office (Street and Number)

                            Largo, Florida 34644
                          ------------------------
                          City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the nature of the Company's business activities, the person responsible for preparation of the financial information for the Form 10-K has been out of town and therefore unable to complete the financials and file the Form 10-K in a timely manner.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

               Jon D. Sawyer                 303/893-2300
               -------------          -----------------------------
                  (Name)              (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such shorter)
     period that the Registrant was required to file such
     reports) been filed?  If answer is no, identify report(s). [X]Yes   [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X]Yes   [ ]No

NARRATIVE AND QUALITATIVE EXPLANATION:

The Company expects to report that during the year ended December 31, 1997, it had total operating revenues of approximately $32,985,000 and a loss before an extraordinary item of approximately $3,979,000. The Company also expects to report a net loss of approximately $3,100,000. During the year ended December 31, 1996, the Company had total operating revenue of $28,683,704, income before discontinued operations of $99,936, and a net loss of $2,226,292.

The increase in revenues during 1997 was a result of an increase in the number of facilities operated by the Company during the year. The increased loss before an extraordinary item and discontinued operations was primarily due to increased general and administative expenses as a result of increased activity surrounding acquisitions, and included management salaries, related costs, travel expenses, legal and audit fees, supplies and corporate insurance.

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                       NEWCARE HEALTH CORPORATION
               -------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                   NEWCARE HEALTH CORPORATION

Date: March 31, 1998               By /s/ James H. Sanregret
                                      James H. Sanregret
                                      Chief Financial Officer

[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]